EXHIBIT 99.2
August 29, 2005
Dear Fellow VimpelCom Shareholder,
As you may be aware, the acquisition by VimpelCom of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS WellCom”) was not approved at VimpelCom’s extraordinary general meeting of shareholders (“EGM”) on August 15. Alfa, knowing the URS WellCom acquisition would have been voted down, failed to participate in the August 15 EGM – an EGM that Alfa had itself convened – thereby preventing all other shareholders from voting due to a lack of quorum.
In its August 19 letter to VimpelCom shareholders, Alfa stated that many shareholders experienced technical difficulties in voting that prevented them from submitting their votes by the deadline for the August 15 EGM. Telenor’s proxy agent looked into this issue, but to date has not uncovered any evidence of any technical difficulties faced by shareholders that prevented them from voting at the August 15 EGM
Alfa has convened a new EGM for September 14. However, Alfa has not provided VimpelCom’s shareholders with any new information to support Alfa’s case for the acquisition of URS WellCom.
We encourage you to vote AGAINST the acquisition by VimpelCom of URS WellCom by signing, dating and returning today the enclosed BLUE proxy card.
Telenor continues to support VimpelCom’s expansion in the CIS and Ukraine, in particular, as long as such expansion creates value for VimpelCom’s shareholders. However, in Telenor’s view, the acquisition by VimpelCom of URS WellCom lacks business merit and, if completed on the terms proposed by Alfa, would harm shareholder value in VimpelCom. You may view a presentation Telenor has prepared concerning its analysis relating to the URS WellCom acquisition at http://www.innisfree.com/telenor.
In its July 13 and August 19 letters to VimpelCom’s shareholders, Alfa referred to a single research report from Brunswick UBS. This report, which is the only research report valuing URS WellCom above the proposed pre-adjustment purchase price, assesses the URS WellCom valuation based on the following assumptions for URS WellCom, which in Telenor’s view are unrealistic:
•	ARPU is estimated at US$9 in 2005, despite 2004 actual ARPU levels being below US$7;

•	market share is expected to increase from the current 0.4% to c.13% in 2008, which implies capturing 40% and 65% of all net adds in 2007 and 2008 despite four other operators competing for the same customers;

•	EBITDA margin is expected to exceed 40% after 2010, whereas today there is no third operator in Europe with such margins; and

•	Brunswick UBS’s terminal value for URS WellCom represents 118% of URS WellCom’s total value.
In its August 19 letter Alfa also stated that “independent investment banks” had reached conclusions concerning the value of URS WellCom that were similar to those reached by Brunswick UBS. This is not correct. In fact, at least three other investment banks’ analysts have valued URS WellCom at less than the proposed pre-adjustment purchase price.1
Telenor believes the EGMs called by Alfa on August 15 and September 14 are attempts to bypass VimpelCom’s corporate governance rules and applicable law. Shareholders should ask themselves why Alfa is going to such extraordinary lengths to obtain the approval of a transaction with such poor economics, extremely limited disclosure to shareholders and an unusual lack of transparency concerning the identity of the selling shareholders. In addition, Telenor is confident that VimpelCom’s charter and Russian law require VimpelCom’s Board also to approve the URS WellCom acquisition before VimpelCom can complete the transaction. This dual approval approach is also consistent with VimpelCom’s past practice for the approval of interested party transactions.
Again, we encourage you to vote AGAINST the acquisition by VimpelCom of URS WellCom by signing, dating and returning today the enclosed BLUE proxy card.
Thank you for your support.
Yours sincerely,
/s/ Fridtjof Rusten
Fridtjof Rusten
Chairman of the Board
Telenor East Invest AS

If you have any questions, or need assistance in voting your shares, please call Innisfree M&A Incorporated.

From the U.S. or Canada: 877 825 8971 (toll free)
From within the EU: 00800 7710 9970 (free phone)
From other locations, please call collect:
+1 646 822 7433 (New York) or +44 20 7710 9960 (London).
Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA and its affiliates (“Telenor”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such

[1]	See Report of Renaissance Capital dated June 6, 2005 and headed “Telecom Mobile – Weak Stocks, OK Financials”; report of UralSib Financial Corporation dated July 29, 2005 and headed “To Buy or Not to Buy – Is WellCom Acquisition Justified?”; and report of DnB NOR Markets dated August 2, 2005 and headed “Negative Control in VIP to be demonstrated in WellCom case”. The Norwegian state, which owns 54.60% of the voting shares of Telenor ASA, also owns approximately 34% of the voting shares of DnB NOR Bank ASA, the parent of DnB NOR Markets. In addition, during the 12 month period immediately prior to the date of this letter, DnB NOR Bank has provided investment banking services to Telenor ASA and its affiliates, managed or co-managed public offerings of securities of Telenor ASA, and/or received investment banking compensation from Telenor ASA.

forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

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